SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair
 Holdings plc
('
Ryanair
')

TOTAL VOTING RIGHTS

In conformity with
Regulation
20
 of the Transparency
 (Directive 2004/109 EC)
 R
egulations 2007
, Ryanair
announces that
 as of

30

May

2008
:

Ryanair's issued share capital consists of
1,485,463,487
Ordinary Shares of nominal value €
0.00635
 each with voting rights. Ryanair does not hold any Ordinary Shares in treasury. Therefore, the total number of voting rights in Ryanair is
1,485,463,487
.

The above figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in,
Ryanair
 under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules
 of the Financial Regulator
.

Jim Callaghan
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  03 June 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director